SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

Dated: October 2005

Commission File No. 000-51047

NAVIOS MARITIME HOLDINGS INC.

67 Notara Street, Piraeus, Greece 185 35

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Navios Maritime Holdings Inc.

Form 6-K

Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

On October 6, 2005, Navios issued a press release announcing the appointment of Michael E. McClure as Navios’s Chief Financial Officer, which appointment was effective October 1, 2005. Prior to his appointment as CFO, Mr. McClure was Navios’s Vice President - Research & Risk Management. Effective October 1, 2005, Bruce C. Hoag, Navios’s former Chief Financial Officer, has elected to retire after 36 years of loyal and dedicated service. A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.

Prior to his appointment as CFO, Mr. McClure had been Vice President - Research & Risk Management of Navios since March 2004. Mr. McClure joined Navios in 1978, at which time he served as Manager of Financial Analysis and then Director of South American Transportation Projects, which included Navios’s owned port facility in Uruguay and its commercial lead in Venezuela and Columbia. He is a board member of The Baltic Exchange and the prior chairman of the Baltic Exchange Freight Market Indices Committee, which is the organization responsible for all freight indices utilized for freight derivative trading by the industry. Mr. McClure graduated from Marquette University, Milwaukee, Wisconsin, with a Masters in Business Administration in 1971. Mr. McClure’s employment as CFO with Navios will continue pursuant to the terms of his current previously disclosed employment agreement which was entered into on August 25, 2005.

Other Information

On October 6, 2005, Navios Maritime Holdings Inc. issued a press release announcing the appointment of a new Chief Financial Officer and its operational and financial results for the second quarter ended June 30, 2005. The press release is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: October 6, 2005

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated September 30, 2005